Exhibit 99.1

Canadian Solar Reports First Quarter 2012 Financial Results

ONTARIO, Canada, May 10, 2012 — Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar companies, today announced its financial results for the quarter ended March 31, 2012.

First Quarter 2012 Highlights

•                  Solar module shipments were 343 MW, compared to 436 MW in the fourth quarter 2011.

•                  Net revenue was $325.8 million, compared to $474.1 million in the fourth quarter 2011.

•                  Gross margin was 7.7%, compared to 8.7% in the fourth quarter 2011.

•                  Diluted loss per share was $0.49, compared to $1.39 in the fourth quarter 2011.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter was $625.2 million, compared to $522.3 million at the end of the fourth quarter 2011.

First Quarter 2012 Results

Net revenue for the first quarter of 2012 was $325.8 million, down 31.3% from $474.1 million in the fourth quarter of 2011 and down 26.5% from $443.4 million in the first quarter of 2011.  Total solar module shipments for the first quarter of 2012 were 343 MW, compared to 436 MW for the fourth quarter 2012 and 244 MW for the first quarter of 2011.  Total solar module shipments for the first quarter of 2012 included 7.4 MW used in the Company’s total solutions business.

By geography, in the first quarter of 2012, sales to European markets represented 42.6% of net revenue, sales to North America represented 45.1% of net revenue, and sales to Asia and all other markets represented 12.3% of net revenue, compared to 46.5%, 26.9% and 26.6%, respectively, in the fourth quarter of 2011 and 75.6%, 12.2% and 12.2%, respectively, in the first quarter of 2011.

	Revenue by Geography
	Q1 2012		Q4 2011		Q1 2011		FY 2011		FY 2010
	US$M	%	US$M	%	US$M	%	US$M	%	US$M	%
Europe	138.8	42.6	220.5	46.5	335.4	75.6	1,232.2	65.0	1,193.4	79.8
America	146.9	45.1	127.3	26.9	54.0	12.2	334.9	17.6	115.7	7.7
Asia and others	40.1	12.3	126.3	26.6	54.0	12.2	330.8	17.4	186.4	12.5
Total	325.8	100.0	474.1	100.0	443.4	100.0	1,898.9	100.0	1,495.5	100.0

Gross profit in the first quarter of 2012 was $25.1 million, compared to $41.4 million in the fourth quarter of 2011 and $65.3 million in the first quarter of 2011.  The sequential and year-over-year decline in gross profit was primarily due to the continued decline in average selling prices over the past several quarters, partially offset by lower manufacturing costs. In addition, the cost of goods sold in the fourth quarter of 2011 included a one-time reversal of previously recorded non-cash losses on firm purchase commitment of $14.0 million resulting from the termination of a long-term supply contract. Gross margin was 7.7% in the first quarter of 2012, compared to 8.7% in the fourth quarter of 2011 and 14.7% in the first quarter of 2011.

Total operating expenses were $38.5 million in the first quarter of 2012, compared to $62.9 million in the fourth quarter of 2011 and $31.3 million in the first quarter of 2011.  The operating expenses in the fourth quarter of 2011 included a provision of $17.4 million against a pre-payment made for a long-term supply agreement, and reflected higher costs associated with supporting the Company’s higher shipment levels.

Selling expenses were $20.3 million in the first quarter of 2012, down 3.7% from $21.1 million in the fourth quarter of 2011 and up 61.1% from $12.6 million in the first quarter of 2011.  The sequential decline in selling expenses was due to lower volume partially offset by higher shipping costs. The year-over-year increase in selling expenses was due to increases in freight and other export-related expenses, as well as higher shipment volumes and higher marketing expenses.

General and administrative expenses were $15.2 million in the first quarter of 2012, compared to $36.8 million in the fourth quarter of 2011 and $16.6 million in the first quarter of 2011.  In addition to the one-time charge taken in the fourth quarter of 2011 in connection with the termination of a long-term supply agreement, the sequential and year-over-year declines in general and administrative expenses were primarily due to lower legal fees.

Research and development expenses were $3.0 million in the first quarter of 2012, compared to $5.0 million in the fourth quarter of 2011 and $2.0 million in the first quarter of 2011. The sequential decline in research and development expenses reflects a lower level of material consumption in the quarter.  The year-over-year increase in research and development expenses was due to the Company’s increased investment in advanced solar technologies targeted at increasing cell efficiency and reducing manufacturing cost.

Operating margin was negative 4.1% in the first quarter of 2012, compared to negative 4.5% in the fourth quarter of 2011 and positive 7.7% in the first quarter of 2011.  The sequential improvement in operating margin was due to lower operating expenses. The year-over-year decrease in operating margin was due to lower gross profit and higher operating expenses.

Interest expense in the first quarter of 2012 was $13.1 million, compared to $11.7 million in the fourth quarter of 2011 and $9.9 million in the first quarter of 2011.  The sequential and year-over-year increase in interest expense was primarily due to higher borrowing costs and higher bank borrowings during the first quarter of 2012. Interest income in the first quarter of 2012 was $2.7 million, compared to $1.8 million in the fourth quarter of 2011 and $1.5 million in the first quarter of 2011. The sequential and year-over-year increase in interest income was due to higher restricted cash balances.

The Company recorded a loss on change in fair value of derivatives of $0.2 million in the first quarter of 2012, compared to a gain of $2.4 million in the fourth quarter of 2011 and a loss of $17.2 million in the first quarter of 2011.  Foreign exchange gain in the first quarter of 2012 was $0.3 million, compared to a foreign exchange loss of $14.1 million in the fourth quarter of 2011 and foreign exchange loss of $0.7 million in the first quarter of 2011.

Income tax benefit in the first quarter of 2012 was $2.5 million, compared to income tax expense of $16.3 million in the fourth quarter of 2011 and $1.7 million in the first quarter of 2011.

Net loss attributable to Canadian Solar in the first quarter of 2012 was $21.3 million, or $0.49 per diluted share, compared to net loss of $59.9 million, or $1.39 per diluted share, in the fourth quarter 2011, and net income of $5.9 million, or $0.13 per diluted share, in the first quarter of 2011.

Financial Condition

As of March 31, 2012, the Company had $625.2 million of cash, cash equivalents and restricted cash, compared to $522.3 million as of December 31, 2011. The Company generated approximately $12.1 million from operations in the first quarter of 2012.

Accounts receivable balance, net of allowance for doubtful accounts, at the end of the first quarter of 2012 was $250.6 million compared to $292.2 million at the end of the fourth quarter of 2011. Accounts receivable turnover days increased to 78 days in the first quarter of 2012 from 50 days in the fourth quarter of 2011.

Inventories at the end of the first quarter of 2012 were $389.9 million, compared to $296.6 million at the end of the fourth quarter of 2011.  Inventory turnover days were 110 days in the first quarter of 2012 compared to 80 days in the fourth quarter of 2011.

Accounts and notes payable at the end of the first quarter of 2012 were $390.5 million, compared to $306.0 million at the end of the fourth quarter of 2011.  Accounts payable turnover days in the first quarter of 2012 were 104 days compared to 74 days in the fourth quarter of 2011.

Short-term borrowings at the end of the first quarter of 2012 totaled $861.9 million, compared to $743.7 million at the end of the fourth quarter of 2011.  The Company continues to maintain good relationships with several local and regional PRC banks for nearly all of its short-term borrowing needs.  As of March 31, 2012, the Company has approximately $764 million in unused bank lines.  The Company’s bank lines contain no specific extension terms but, historically, the Company  has been able to obtain new short-term loans on terms similar to those of the maturing short-term loans shortly before they mature.  Long-term debt at the end of the first quarter 2012 was $88.3 million, compared to $88.2 million at the end of the fourth quarter of 2011. As of March 31, 2012 the Company had $455.5 million in total stockholders’ equity, compared to $467.0 million as of December 31, 2011.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “We are pleased with our results for this seasonally slow quarter, as we met our shipment guidance and our gross margin guidance. We also made good progress on the execution of our strategy to reduce manufacturing cost, differentiate our product offering and expand our total solutions business. Following on from the announcement of a planned sale of nine solar power plants to TransCanada Corporation in the fourth quarter of 2011 for approximately C$470 million, we announced an even larger transaction with SkyPower Limited.  Under this transaction, Canadian Solar will acquire sixteen projects at late development stage in Ontario, Canada and establish an international joint venture with SkyPower Limited.  We expect these projects will generate revenue for Canadian Solar in excess of C$800 million once the solar power plants are built and sold. We are excited about this area of our business because it increases our visibility, leverages our expertise and global brand, and protects our margins. We see similar opportunities for our solutions business in many other countries, including India, Japan, the U.S. and China. With our existing pipeline and potential new opportunities, we target to generate over 25% of 2012 revenue and over 40% of 2013 revenue from our total solutions business.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar, commented: “Our results reflect the continued successful execution of our near-term and long-term business strategy.  This is evidenced by the improvement of our gross margin after factoring out one-time items, the geographic diversification of our revenue mix and our ability to generate positive operating cash flow in a seasonally slow quarter.  We are very pleased with the continued progress of our total solutions business and expect it will enhance our financial results as we move through 2012 and beyond.  We continue to evaluate costs across our global organization.  Canadian Solar has always strived to maintain a lean organization and to minimize unnecessary costs. We want to insure that we are deploying our resources in the right markets and against the right opportunities.  Given the current operating environment, it is clear that strict financial discipline is essential to success and we believe diligence in financial matters will separate the winners from the rest.  Canadian Solar plans to be a winner as we build on our current market leading position and strong momentum in our total solutions business.”

Business Outlook

The Company’s business outlook is based on management’s current views with respect to operating and market conditions, its current order book, and the challenging global financing environment, which continues to result in customer demand uncertainty.  Management’s views and estimates are subject to change without notice.

For the second quarter of 2012, shipments are expected to be in the range of approximately 430 MW to 450 MW, with gross margin expected to be between 8% and 10%. The Company reiterates its annual guidance to ship approximately 1,800 MW to 2,000 MW of solar products in 2012.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Canadian Solar continues to hit its stride as others fall by the wayside.  We are highly confident in the prospects for our business and in our ability to drive further manufacturing efficiencies.  We expect that our calculated efforts to invest in the areas of business and in the geographies where we see the greatest potential will help us to deliver improved results in the quarters ahead.  We are benefiting from customers’ ongoing global shift to quality and to tier-one solar companies with global delivery and service capabilities.  Our strong track record of performance combined with our unwavering commitment to providing our customers with innovative, high performance, fairly priced solar solutions differentiates Canadian Solar and we believe is helping us to gain market share in key solar markets worldwide.  We have a stable balance sheet and excellent support from major financial institutions worldwide, which will allow us to continue to capture both major project opportunities and smaller scale customer wins.”

Recent Developments

On May 3, 2012, Canadian Solar and Bank of China, one of the world’s largest banks, announced that they had signed a financing agreement to provide a C$120 Million construction loan facility for solar power plants in Ontario, Canada. The loan facility will be used to support the construction of solar power projects, which are owned by Canadian Solar and are expected to be built during 2012, 2013 and into 2014.

On May 3, 2012, Canadian Solar announced a further strategic expansion into South-East Europe by supplying 3.3 MW of solar modules for a PV project in Bulgaria.

On April 23, 2012, Canadian Solar announced that it had passed the OHSAS 18001 international standards for occupational health and safety after auditing by TUV Rheinland.

On April 17, 2012, Canadian Solar and SkyPower Limited announced they had entered into a landmark purchase and international joint venture agreement, which creates a powerful team comprising of one of the world’s largest solar companies and Canada’s largest owner and developer of solar projects to build and deploy solar energy solutions in Ontario, and to jointly develop solar projects internationally in select emerging markets.

On March 14, 2012, Canadian Solar announced that it has been working with leading solar project developer, Lightsource Renewable Energy Limited, on the completion of four solar power plants throughout England. The new ground-mounted PV plants were built in Cornwall (Bodmin), Lincolnshire (Spalding) and Somerset (Taunton), with a combined capacity of 6.4 MW.

Conference Call Details

The Company will hold a conference call on Thursday, May 10, 2012 at 8:00 a.m. U.S. Eastern Time (8:00 p.m., May 10, 2012 in Hong Kong) to discuss the Company’s financial results for the first quarter ended March 31, 2012 and provide an update to its business strategy and outlook.

The dial-in phone number for the live audio call is +1-617-801-9713 or +1-800-299-6183, with passcode 89332039.  A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available approximately two hours after the conclusion of the live call through 10:00 a.m. on May 17, 2012, U.S. Eastern Time (10:00 p.m., May 17, 2012 in Hong Kong) by telephone at +1-617-801-6888, with passcode 43375393.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Australia and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release including statements regarding our expected future shipment volumes, gross margins, supply cost, manufacturing capacities, revenue from the projects acquired from SkyPower Ltd., percent of our 2012 and 2013 revenues from our total solutions business, future market share, business prospects, future quarterly results and capture of both major project opportunities and smaller scale customer wins, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2012. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended
	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Item
Net revenues	325,804	474,060	443,404
Cost of revenues	300,749	432,675	378,084
Gross profit	25,055	41,385	65,320
Selling expenses	20,311	21,094	12,608
General and administrative expenses	15,171	36,794	16,623
Research and development expenses	3,031	5,012	2,048
Total operating expenses	38,513	62,900	31,279
Income (loss) from operations	(13,458)	(21,515)	34,041
Interest expenses	(13,119)	(11,737)	(9,891)
Interest income	2,730	1,763	1,455
Gain (loss) on change in foreign currency derivatives	(229)	2,407	(17,207)
Foreign exchange gain (loss)	276	(14,097)	(722)
Investment income (loss)	(44)	(134)	2
Income (loss) before incomes taxes	(23,844)	(43,313)	7,678
Income tax benefit (expenses)	2,450	(16,269)	(1,743)
Net income (loss)	(21,394)	(59,582)	5,935
Less: Net income (loss) attributable to non-controlling interest	(52)	306	58
Net income (loss) attributable to Canadian Solar Inc.	(21,342)	(59,888)	5,877

Earnings (loss) per share-basic	(0.49)	(1.39)	0.14
Shares used in computation-basic	43,155,767	43,155,767	42,907,945
Earnings (loss) per share-diluted	(0.49)	(1.39)	0.13
Diluted used in computation-diluted	43,155,767	43,155,767	43,627,487

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended
	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Net income (loss)	(21,394)	(59,582)	5,935
Other comprehensive income, net of tax:
Foreign currency translation adjustments	4,847	7,689	3,323
Comprehensive income (loss)	(16,547)	(51,893)	9,258
Less: comprehensive income (loss) attributable to non-controlling interest	104	382	68
Comprehensive income(loss) attributable to Canadian Solar Inc.	(16,651)	(52,275)	9,190

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	393,319	343,995
Restricted cash	231,839	178,270
Accounts receivable trade, net	250,605	292,176
Accounts receivable, unbilled	49,324	88,504
Amount due from related parties	5,847	19,836
Inventories	389,894	296,568
Value added tax recoverable	23,786	16,974
Advances to suppliers, net	11,513	11,309
Foreign currency derivative assets	648	2,727
Prepaid expenses and other current assets	49,857	45,219
Total current assets	1,406,632	1,295,578
Property, plant and equipment, net	507,006	510,069
Deferred tax assets	26,915	23,227
Advances to suppliers, net	477	258
Prepaid land use right	13,746	13,805
Investments in affiliates	10,287	11,008
Intangible assets, net	8,426	8,516
Goodwill	2,631	2,265
Other non-current assets	15,006	15,083
TOTAL ASSETS	1,991,126	1,879,809
Current liabilities:
Short-term borrowings	861,880	743,687
Accounts and notes payable	390,482	305,998
Amounts due to related parties	1,313	3,008
Other payables	67,612	84,676
Advances from customers	9,453	65,216
Other current liabilities	24,411	33,862
Total current liabilities	1,355,151	1,236,447
Accrued warranty costs	49,852	47,021
Convertible notes	962	950
Long-term borrowings	88,342	88,249
Liability for uncertain tax positions	12,622	12,301
Loss contingency accruals	28,684	27,863
Total liabilities	1,535,613	1,412,831
Common shares	502,403	502,403
Additional paid-in capital	(52,509)	(53,331)
Accumulated deficit	(50,035)	(28,693)
Accumulated other comprehensive income	50,402	45,555
Total Canadian Solar Inc. shareholders’ equity	450,261	465,934
Non-controlling interest	5,252	1,044
Total equity	455,513	466,978
TOTAL LIABILITIES AND EQUITY	1,991,126	1,879,809